                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended



                             Allgas Energy Limited
                                 109 Logan Road
                            Woolloongabba, Queensland
                                 4102, Australia
                        (Name of foreign utility company)



                             Texas Utilities Company
                   (Name of filing company if filed on behalf
                          of a foreign utility company)

       This Commission is requested to mail copies of all communications relating to this Notification to:

                              Robert A. Wooldridge
                     Worsham, Forsythe & Wooldridge, L.L.P.
                                  Energy Plaza
                             1601 Bryan, 30th Floor
                               Dallas, Texas 75201


                                  April 1, 1998

         Texas Utilities Company (the "Company"), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission (the "Commission") that Allgas Energy Limited ("Allgas") is, and on behalf of Allgas claims status for Allgas as, a foreign utility company ("FUCO") within the meaning of Section 33 of the Act. The Company, through a wholly-owned subsidiary company (other than the Company's existing domestic public utility companies), intends to acquire all the outstanding shares of Allgas.

ITEM 1. STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

         The name of the entity claiming foreign utility status is Allgas Energy Limited ("Allgas"), a public company incorporated in the State of Queensland, Australia, the business address of which is 109 Logan Road, Woolloongabba, Queensland, 4102, Australia. Allgas is listed on the Australian Stock Exchange.

         Allgas carries on the business of natural or manufactured gas distribution and owns and operates natural gas distribution facilities that supply natural gas, liquefied petroleum gas, and related services in the State of Queensland, Australia. It holds franchises for the distribution of gas under the Gas Act 1965 (Queensland) within specified areas on the southern side of the city of Brisbane, the South Coast, Toowoomba and Oakey. It has approximately 55,000 customers. Its distribution network includes approximately 1,700 kilometers of gas pipeline.

         According to public documents filed by substantial shareholders in Allgas, as of September 8, 1997, the most recent available information, the following persons held more than 5% of the total voting shares in
         Allgas: (1) Guiness Peat Group Plc (12.27%); (2) Perpetual Trustee Company Limited (11.9%); (3) Boral Limited (11.56%); (4) The Australian Gas Light Company (10.17%); (5) Suncorp-Metway Limited (7.08%); and (6) Washington H. Soul Pattinson & Company Limited (5.11%).


NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR THE ALLGAS ENERGY - PAGE 2

ITEM 2. STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

         The Company, through a wholly-owned subsidiary intends to acquire all of the outstanding shares of Allgas. If Allgas becomes a subsidiary company of the Company, the domestic associate public-utility companies of Allgas will be Texas Utilities Electric Company ("TU Electric"), Southwestern Electric Service Company ("SESCO"), and Lone Star Gas Company ("LSG"). The only relationship among TU Electric, SESCO, LSG and Allgas will be that their holding company is the Company. The Company indirectly owns all the outstanding voting stock of TU Electric, SESCO, and directly owns all of the outstanding voting stock of ENSERCH Corporation of which LSG is a division. TU Electric will not pay any portion of the purchase price. SESCO will not pay any portion of the purchase price. LSG will not pay any portion of the purchase price.

EXHIBIT A. IF APPLICABLE, THE STATE CERTIFICATION(S) REQUIRED UNDER SECTION 33(a)(2) OF THE ACT. CERTIFICATION(S) PREVIOUSLY FILED WITH THE COMMISSION MAY BE INCORPORATED BY REFERENCE. IF THE CERTIFICATION(S) IS NOT AVAILABLE AT THE TIME OF FILING THE FORM U-57, SO STATE, AND UNDERTAKE TO FILE SUCH CERTIFICATION AS AN AMENDMENT WHEN AVAILABLE; HOWEVER, FOREIGN UTILITY COMPANY STATUS WILL NOT BE DEEMED OBTAINED UNTIL ALL REQUIRED CERTIFICATION(S) HAVE BEEN FILED.

         A true and correct copy of the Public Utility Commission of Texas certification letter dated April 1, 1998 is incorporated herein by reference as Exhibit A-1. The Railroad Commission of Texas certification letter dated February 4, 1998, filed previously with the Commission on or about February 17, 1998, is incorporated herein by reference. A true and correct copy is attached hereto as Exhibit A-2. The Railroad Commission of Texas certification letter was expressly made applicable to all future foreign utility company ventures in which Texas Utilities Company or its subsidiaries may seek to obtain an ownership interest.


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                            TEXAS UTILITIES COMPANY

                                   By:      /s/ Peter B. Tinkham
                                            ------------------------------
                                            Peter B. Tinkham
                                            Secretary/Assistant Treasurer


Date: April 1, 1998

NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR THE ALLGAS ENERGY - PAGE 3
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                                   EXHIBIT A-1

              [LETTERHEAD OF PUBLIC UTILITY COMMISSION OF TEXAS]

[LOGO OF SEAL
  OF TEXAS
APPEARS HERE]


                                  April 1, 1998

Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Mr. Katz:

         Texas Utilities Electric Company (TU Electric) and Southwestern Electric Service Company (SESCO), subsidiaries of Texas Utilities Company (TXU), a Texas Corporation, have advised this Commission that TXU is considering acquisition by a wholly-owned subsidiary company (other than TU Electric or SESCO) of a subsidiary, Allgas Energy, Ltd., a foreign utility company (FUCO) as defined in Section 33(a)(3) of the 1935 Act. In connection with such acquisition, TU Electric and SESCO have requested that the Public Utility Commission of Texas (the Commission) provide to you the certification contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C 79 et. seq.), which section was added to that Act by Section 715 of the Energy Policy Act of 1992.

         As the State Commission having jurisdiction over the retail electric rates of TXU's public utility subsidiaries, TU Electric and SESCO, please be advised that this Commission:

        (i) has the authority and resources to protect the ratepayers of TU Electric and SESCO; and

        (ii) intends to exercise such authority.


                                  - continued -

Mr. Jonathan G. Katz
Securities and Exchange Commission
February 11, 1998
Page 2


         This certification applies only to the potential investment in Allgas Energy, Ltd.

                                            Sincerely,

                                            PUBLIC UTILITY COMMISSION OF TEXAS




                                            /s/ Pat Wood, III
                                            Pat Wood, III, Chairman


                                            /s/ Judy Walsh
                                            Judy Walsh, Commissioner


                                            /s/ Patricia Curran
                                            Patricia Curran, Commissioner

cc:  Office of Public Utility Regulation
     Securities and Exchange Commission

                                   EXHIBIT A-2

                            [LOGO OF SEAL OF TEXAS]


                  [LETTERHEAD OF RAILROAD COMMISSION OF TEXAS
                             GAS SERVICES DIVISION]

February 4, 1998

Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Dear Mr. Katz,

         Texas Utilities Company ("Texas Utilities") has advised the Railroad Commission of Texas ("Commission") that a subsidiary of Texas Utilities is considering acquisition of The Energy Group PLC, a foreign utility company operating in England and Wales. In connection with such activities, Texas Utilities has requested that the Commission provide you with the certification contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C. 79 et seq.).

         As the State Commission having jurisdiction over the wholesale and retail gas rates of Texas Utilities and its subsidiaries, the Commission hereby certifies that it:

         i.)    has the authority and resources to protect the ratepayers of
                Texas Utilities and its subsidiaries subject to Commission jurisdiction, and
         ii.)   intends to exercise such authority.

         This certification is intended to be applicable with respect to the above described transaction and such other foreign utility company ventures in which Texas Utilities or its subsidiaries may seek to obtain an ownership interest, but is conditioned on and subject to being revised or withdrawn as to any future acquisitions. Texas Utilities has represented that it will timely inform this Commission of any efforts by it or its subsidiaries to seek ownership interest in other foreign utility companies.

Sincerely,

/s/ R.L. Kitchens
---------------------------------------------
Ronald L. Kitchens
Director, Gas Services Division
On behalf of the Railroad Commission of Texas

cc:   Office of Public Utility Regulation
      Securities and Exchange Commission